UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

February 21, 2012
(Date of Report, Date of Earliest Event Reported)

Stage Stores, Inc.
(Exact Name of Registrant as Specified in Charter)

1-14035
(Commission File Number)

NEVADA	**91-1826900**
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

10201 Main Street, Houston, Texas	**77025**
(Address of Principal Executive Offices)	(Zip Code)

(800) 579-2302
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

(e)   **Entry into Separation Agreement with Named Executive Officer**

On February 21, 2012, Richard Maloney and Stage Stores, Inc. (the "Company") entered into a Separation Agreement (the "Agreement"), which terminated Mr. Maloney's Employment Agreement dated April 11, 2011. The Agreement provides that (i) the Company will make specified payments to Mr. Maloney in the aggregate amount of approximately $1,431,000 and (ii) provided Mr. Maloney is eligible for and timely exercises his election for COBRA coverage, the Company will pay the full premium for Mr. Maloney and his eligible dependants' COBRA coverage for the first eighteen months following execution of the Agreement. The Company does not believe that the amount of the payments to be paid Mr. Maloney and the cost of the benefits to be maintained on his behalf are material to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STAGE STORES, INC.

March 5, 2012   /s/ Oded Shein
      (Date)   Oded Shein
                                                                          Chief Financial Officer